

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Via U.S. Mail and Fax

Tony Ker
Chief Executive Officer
Gryphon Gold Corporation
Suite 810-1130 W. Pender St.
Vancouver, BC
Canada V6E 4A4

> **Re:** **Gryphon Gold Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2007**
> **Filed June 21, 2007**
> **File No. 333-127635**

Dear Mr. Ker:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief